CUSIP No. 69423U107	Schedule 13G	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PACIFIC ETHANOL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

69423U107
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U107	Schedule 13G	Page 2 of 6 Pages

1.	Names of Reporting Persons

Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,712,169

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,712,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,712,169 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

4.9% (see item 4)
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 69423U107	Schedule 13G	Page 3 of 6 Pages

1.	Names of Reporting Persons

Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,712,169

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,712,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,712,169 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

4.9% (see item 4)
12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 69423U107	Schedule 13G	Page 4 of 6 Pages

1.	Names of Reporting Persons

Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,712,169

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,712,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,712,169 (see item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

4.9% (see item 4)
12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 69423U107	Schedule 13G	Page 5 of 6 Pages

This Amendment No. 2 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “ SEC “) on October 9, 2012 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 7,712,169 shares of Common Stock, which includes (i) 814 shares of Common Stock and (ii) 7,711,355 shares of Common Stock in the aggregate issuable upon exercise of a warrant to purchase Common Stock (the “Warrant”), in each case, held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”), and all such shares of Common Stock represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 146,841,114 shares of Common Stock issued and outstanding as reported in the Prospectus Supplement filed by the Issuer on December 26, 2012, plus (2) 7,711,355 shares of Common Stock in the aggregate issuable upon exercise of the Warrant.

The foregoing excludes 7,623,895 shares of Common Stock in the aggregate issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may be deemed to have beneficial ownership of 15,336,064 shares, or approximately 9.5%, of the Common Stock.

(c)	Number of shares as to which each Reporting Person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,712,169

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,712,169.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69423U107	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe